Exhibit 99.4

PRESS RELEASE

Decarbonization: TotalEnergies joins the first Japanese fund dedicated to the development of low-carbon hydrogen

Paris, September 12, 2024 – TotalEnergies announces its entry as an investor in the “Japan Hydrogen Fund” at its first close, joining several major Japanese companies in this fund dedicated to developing the low-carbon hydrogen value chain.

At its launch, the fund is initially endowed with over $400 million, thanks to contributions from prominent Japanese investors: Toyota Motor Corporation, Iwatani Corporation, Sumitomo Mitsui Banking Corporation, MUFG Bank, Tokyo Century Corporation, Japan Green Investment Corp. for Carbon Neutrality, and the Bank of Fukuoka.

The fund will be managed by Advantage Partners, one of Japan’s leading private equity firms, and is launched by the Japan Hydrogen Association (JH2A), the largest private hydrogen value chain promotion council in Japan, representing over 440 members and aiming to promote sustainable development with hydrogen.

“TotalEnergies is pleased to support an ambitious fund dedicated to developing the hydrogen value chain in Japan and globally, as the only non-Japanese investor at this stage. We are convinced that only a collective effort will enable low-carbon hydrogen solutions to emerge on an industrial scale.” said Helle Kristoffersen, President of Asia and member of the Executive Committee of TotalEnergies. “This initiative aligns with our ambition to be a global player in the energy transition and will also allow us to leverage the dynamism of the hydrogen ecosystem in the Japanese industry.”

This commitment follows TotalEnergies’ launch of the Hy24 clean hydrogen infrastructure fund in 2021 along with Air Liquide and VINCI.

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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